Exhibit 99.1

For Immediate Release

RRsat to Present at the LD MICRO Sixth Annual Conference

-- Leading Provider of Comprehensive Digital Content Management and Global Content
Distribution Services to Present on December 4, 2013 --

Airport City Business Park, Israel – November 18, 2013 – RRsat Global Communications Network Ltd. (RRST), a leading provider of comprehensive digital content management and global content distribution services to the broadcasting industry, announced today that Avi Cohen, chief executive officer, will present at the LD MICRO Sixth Annual Conference at 1 p.m. (PST), Track 4, on December 4, 2013. The conference will be held December 3-5, 2013 at the Luxe Sunset Bel Air, 11461 Sunset Boulevard, Los Angeles, Calif. RRsat management will be available during the day on December 4 for one-on-one meetings. Please contact LD MICRO to schedule a meeting.

The Company’s group presentation will be available for the public to access via its corporate website, www.rrsat.com or at http://wsw.com/webcast/ldmicro5/RRST. This webcast will be archived for 90 days following the live presentation.

About LD MICRO
LD MICRO is a by-invitation only newsletter firm that focuses on finding undervalued companies in the micro-cap space. Since 2002, the firm has published an annual list of recommended stocks as well as comprehensive reports on select companies throughout the year. LD MICRO concentrates on finding, researching, and investing in companies that are overlooked by institutional investors. It is a non-registered investment advisor. To register, please call 408-457-1042 or e-mail eric@ldmicro.com.

About RRsat
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, digital content preparation and management, as well as content distribution services to the rapidly expanding broadcasting industry, covering more than 150 countries. Through its Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global content distribution 24 by 7 services to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide.  In addition, the company offers worldwide content management and distribution services for sports, news and other live events. More  than  130  channels  use  RRsat’s advanced  production and playout  centers, comprising  of comprehensive  media  asset  management services. Visit the company's website www.rrsat.com.

Company Contact Information: Shmulik Koren, CFO
Tel: +972 3 928 0777
Email: investors@rrsat.com

Investor Relations Contacts:
Brett Maas, Hayden IR
Tel: 646-536-7331
brett@haydenir.com
or
Miri Segal-Scharia
MS-IR LLC
Tel: 917-607-8654
msegal@ms-ir.com